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SECURITIES [barcode obscures] SSION

04017309

AN[barcode obscures]

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SEC FILE NUMBER
8-48093

SEC MAIL PROCESSING RECEIVED FEB 26 2004 WASHINGTON DC SECTION

FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

SPP Capital Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 Madison Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amy Lazarus (212) 445-4515
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

330 Madison Avenue	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/24

OATH OR AFFIRMATION

I, Amy Lazarus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SPP Capital Partners, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

Notary Public

MARIE DIMICHELE
Notary Public, State of New York
No. 03-4998692
Qualified in Westchester County
Commission Expires July 6, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Financial Condition.
- ☐ (f) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (h) Computation of Net Capital.
- ☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (p) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPP Capital Partners, LLC

Statement of Financial Condition

December 31, 2003

SPP Capital Partners, LLC

Contents

BDO
BDO Seidman, LLP
Accountants and Consultants
330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

The Members
SPP Capital Partners, LLC
New York, New York

We have audited the accompanying statement of financial condition of SPP Capital Partners, LLC as of December 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of SPP Capital Partners, LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

February 4, 2004

SPP Capital Partners, LLC

Statement of Financial Condition

December 31, 2003

Assets	
Cash and cash equivalents	**$3,145,067**
Marketable securities	**76,000**
Fees receivable	**766,368**
Furniture, equipment and leasehold improvements, net (Note 1)	**78,300**
Fine art, at cost	**17,225**
Other assets	**43,461**
	$4,126,421
Liabilities and Members' Equity	
Liabilities:	
Accrued expenses and other liabilities	**$1,605,154**
Deferred rent (Note 4)	**39,614**
Total liabilities	**1,644,768**
Subordinated debt (Note 2)	**1,100,000**
Commitments (Notes 2, 3, 4 and 5)	
Members' equity (Note 5)	**1,381,653**
	$4,126,421

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

Business

SPP Capital Partners, LLC ("Company") is a registered broker/dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is engaged in investment banking activities which include private placements and underwriting of securities and corporate finance advisory services.

The Company does not hold funds or securities for, or owe any money or securities to, customers and does not carry accounts of, or for, customers. Accordingly, the Company is exempt from the provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3 under paragraph (k)(2)(i).

The Company is a wholly-owned subsidiary of SPP Holdings, LLC ("Parent"). These financial statements should be read in conjunction with those of its Parent.

Cash and Cash Equivalents

The Company classifies cash held in a money market account as a cash equivalent. The Company maintains its cash accounts primarily with banks located in Massachusetts. The total cash balances are insured by the FDIC up to $100,000 per bank. The Company has cash balances on deposit at December 31, 2003 that exceeded the balance insured by the FDIC in the amount of approximately $2,086,000.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost, less accumulated depreciation. Depreciation on furniture and equipment is computed on a straight-line basis over their estimated useful lives of five years. Amortization of leasehold improvements is on a straight-line method over the term of the lease.

Summary of Business and Significant Accounting Policies

Revenue Recognition

Corporate finance fees on private placements or securities underwritings are generally recorded at the time the transaction is completed, unless a contractual arrangement provides for a fee in the absence of closing. Fees receivable include reimbursable expenses allowed under the terms of advisory services agreements.

Income Taxes

The Company is treated as a partnership for Federal, state and local tax purposes. Accordingly, no provision for income taxes has been made, except for the New York City unincorporated business tax.

Use of Estimates

The preparation of a statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

1. Furniture, Equipment and Leasehold Improvements

At December 31, 2003, furniture, equipment and leasehold improvements consist of:

Furniture and fixtures	$343,572
Computer equipment	75,217
Leasehold improvements	334,737
	753,526
Less: Accumulated depreciation and amortization	675,226
	$ 78,300

2. Subordinated Debt

In June 2003, the Company extended the maturity of the subordinated loan with its Parent and revised the interest rate. The loan bears interest at a rate equal to the prevailing prime rate of interest plus 1%; however, the rate on the loan has a floor of 10.5% and a ceiling of 12.5%. The loan matures on October 6, 2010.

The subordinated loan has been approved by the NASD and is available in computing net capital under the SEC Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

3. Employee Benefit Plans

The Company sponsors a 401(k) plan which includes a profit sharing plan covering all eligible employees. The Company contributes up to a maximum of 3% of an employee's base salary, dependent upon the employee also making elective salary deferrals. The Company may also make discretionary contributions to the plan. Employees vest in the employer's contribution over a three-year period after the first year of service.

Prior to fiscal year 2002, the Company participated in a money purchase defined contribution pension plan covering all eligible employees. The Company froze the pension plan on December 31, 2001, and merged it into its 401(k) plan during 2002. All balances were transferred to the 401(k) plan at the date of the merger.

The Company has a nonqualified additional compensation program. The employees receive contributions under this plan when they are limited by Internal Revenue Code Section 401(a)17 or 415(c). Any such additional compensation is paid on a quarterly basis and treated as current compensation for tax purposes. The amount of such compensation for the year ended December 31, 2003 was $32,625.

4. Commitments

Leases

The Company has a lease expiring in September of 2005 for its office space in New York City. In addition, during 2003, the Company signed one-year lease agreements expiring in 2004 for offices in New Jersey and Connecticut. Minimum annual payments approximate:

December 31,	
2004	$324,000
2005	235,000
	$559,000

The Company's New York City lease contains provisions for increased base rent over the life of the lease. The accompanying financial statements reflect rent expense on a straight-line basis over the term of the lease in accordance with generally accepted accounting principles. An obligation of $39,614 representing pro rata future rent payments is included in the statement of financial condition at December 31, 2003.

Employment Agreements

The Company has entered into employment agreements with four key employees. These agreements give the employees (1) annual base salaries totaling $916,300; (2) additional compensation intended to provide for incremental personal income taxes paid by the employees due to their membership in the Company; and (3) annual bonuses, which include a base bonus, supplemental bonus and incentive bonus, all defined in the agreements. Pursuant to various agreements, the operating profits, as defined, of the Parent are paid out, primarily in the form of bonuses, and any excess is used to make payments on the senior principal notes.

Revolving Credit Facility

The Company has a revolving credit facility, which the Company can use as a subordinated loan in the amount of $1,975,000, with a maturity date of October 6, 2008. Any borrowings made under this line of credit will be at an interest rate of prime plus 2% per annum. As of December 31, 2003, $315,000 had been utilized to secure a letter of credit in connection with the lease.

5. Regulatory Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and a specified ratio of aggregate indebtedness to regulatory net capital, both as defined, which shall not exceed 15 to 1. At December 31, 2003, the Company had regulatory net capital and a regulatory net capital requirement of $1,969,263 and $109,651, respectively. The Company's aggregate indebtedness to regulatory net capital ratio was .84 to 1.

BDO
BDO Seidman, LLP
Accountants and Consultants
330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Members
SPP Capital Partners, LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of SPP Capital Partners, LLC (a limited liability company) ("Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices

and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the N.A.S.D. Regulation, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

New York, New York

February 4, 2004